Exhibit 99.3

AVG TECHNOLOGIES N.V.

Agenda (including explanatory notes) of the Annual General Meeting of Shareholders (the AGM) of

AVG Technologies N.V. (the Company),

to be held on 9 June 2016 at 09:30 a.m. CET, at the offices of Allen & Overy LLP,

Apollolaan 15, 1077 AB Amsterdam, the Netherlands.

The notice of this meeting appeared on the Investor Relations section (Shareholders Meeting) of the Company’s website www.avg.com or investors.avg.com. In that notice, reference is made to the agenda items below.

1.	Opening and announcements

2.	Discussion of the Company’s financial statements for the financial year 2015, including the Dutch statutory annual report and annual accounts as well as the annual financial statements filed with the SEC on form 20-F

Said financial statements have been made available to the General Meeting on the Company’s website at the time notice of this meeting was given.

3.	Implementation of the remuneration policy in 2015

This agenda item provides for a discussion regarding the implementation in 2015 of the remuneration policy for the Management Board. The discussion takes place on the basis of the information referred to in Section 2:383c up to and including Section 2:383e of the Dutch Civil Code, as included in the Remuneration Report as published on the Company’s website and the explanatory notes to the financial statements included in the statutory annual report 2015, page 161 to page 165.

4.	Adoption of the Dutch statutory annual accounts for the financial year 2015 (Voting item)

It is proposed to adopt the Dutch statutory annual accounts for the financial year 2015.

5.	Discussion of the Company’s dividend policy and appropriation of the 2015 result

The Company currently intends to retain (future) earnings, if any, to finance the growth and development of its business and to provide additional liquidity. As a result, the Company has no intention to pay dividends or to make any other distributions to the holders of its ordinary shares, which includes no dividends in respect of the year ended 31 December 2015. The 2015 result amounts to USD 77,509,000. In line with the Company’s dividend policy and Article 29 of the Articles of Association, the Management Board, with the approval of the Supervisory Board, has allocated the 2015 result to the Company’s reserves.

6.	Release from liability of the Management Board members in respect of the exercise of their duties during the financial year 2015 (Voting item)

In accordance with Article 28.2 of the Company’s Articles of Association, the General Meeting is requested to release the members of the Management Board from liability for their duties insofar as the exercise of such duties is reflected in the 2015 financial statements or otherwise disclosed to the General Meeting.

7.	Release from liability of the Supervisory Board members in respect of the exercise of their duties during the financial year 2015 (Voting item)

In accordance with Article 28.2 of the Company’s Articles of Association, the General Meeting is requested to release the members of the Supervisory Board from liability for their duties insofar as the exercise of such duties is reflected in the 2015 financial statements or otherwise disclosed to the General Meeting.

8.	Appointment of Mr. Ross as Management Board member / CFO (Voting item)

The General Meeting is requested to appoint Jeffrey Ross as member of the Management Board in the function of CFO with effect as of the end of the AGM for a term of four (4) years ending immediately following the AGM 2020. In accordance with Article 14.2 of the Articles of Association of the Company, the Supervisory Board nominated Mr. Ross for appointment for his relevant knowledge of disciplined financial management for growing companies, his deep expertise in the public markets, his skills and his wide financial and management experience gained in his career at Cyan, Inc., Sybase and multiple other companies.

Jeffrey Ross (1965) holds a bachelor degree from the University of California - Berkeley. Mr. Ross has more than 25 years of financial and management experience and has been CFO of multiple technology companies. Most recently, he served as CFO of Cyan, Inc., a software-defined networking company that was successfully sold to Ciena Corporation in August 2015. Mr. Ross spent 15 years at Sybase, a global enterprise-software company where he held increasingly senior levels of responsibility that culminated with his appointment as CFO in 2007. During his tenure, Mr. Ross was instrumental in the acquisition and integration of over 10 companies as well as the implementation of major financial processes and systems that increased efficiencies and enabled tighter control of a fast growing company. Mr. Ross also led Sybase through its sale to SAP in July 2010 for USD 6.8 billion. Mr. Ross brings a strong accounting background as CPA and former senior manager at PwC from 1987 to 1997.

Mr. Ross will receive a remuneration in accordance with the remuneration policy for members of the Management Board as adopted by the General Meeting at the AGM 2013. The remuneration package of Mr. Ross consists of:

(a) an annual base salary in the gross amount of USD 390.000;

(b) an annual performance bonus up to 55% of the annual base salary per full calendar year, less applicable withholding taxes, which bonus will be subject to the achievement of specific corporate goals and objectives that are determined by the Company and the Supervisory Board;

(d) severance pay of one year fixed salary in case of a termination of employment before the first anniversary of the start of Mr. Ross’ employment (the Start Date) and of one year fixed salary and the payment of the annual bonus earned for the prior year in case of a termination after the first anniversary of the Start Date;

(e) 125,000 RSU’s, subject to the terms of the RSU Appendix to the Company’s share option plan (the Option Plan) and the specific RSU award agreement between the Company and Mr. Ross.

Vesting. The vesting period for these RSUs begins on the Start Date. A total of 25% of the RSUs will vest on the first anniversary of the Start Date and the remaining 75% of the RSUs will vest annually in 3 instalments of equal proportions, subject to continuance of Mr. Ross’ employment through the applicable vesting dates.

Liquidation Event: Notwithstanding the foregoing, in the event that a Liquidity Event (as defined below) occurs after the six-month anniversary of the Start Date and prior to vesting in full of any RSUs, then one-half of such then unvested RSUs will vest immediately on the date of the Liquidity Event (the Acceleration Date), provided that Mr. Ross remains in continuous employment with the Company through the Acceleration Date, and any remaining unvested RSUs will vest on the first anniversary of the Acceleration Date, provided that Mr. Ross remains in continuous employment with the Company and its affiliates through such first anniversary.

A Liquidity Events means both:

(A)	(i) a purchase by a third party of all or substantially all of the business of the Company and its subsidiaries or (ii) a purchase by a third party of (a) more than 50% of the Company’s issued and outstanding ordinary shares and/or (b) all or substantially all of the ordinary shares of the Company; and

(B)	which within eighteen months of such purchase, results in: (i) the elimination of the position of Chief Financial Officer, (ii) there being no positions equivalent to the Chief Financial Officer position, or (iii) Mr. Ross’s demotion from, or a material reduction in his duties, responsibility or authority in, the position of Chief Financial Officer.

9.	Re-appointment of external auditor (Voting item)

The Management Board and the Audit Committee recently conducted an extensive assessment with respect to the performance of Company’s external auditor, PricewaterhouseCoopers Accountants N.V., over the past three years. The evaluation was conducted by means of surveys, completed by various bodies within the Company who work with the external auditor during their audit, and by the Audit Committee. The surveys addressed among other things the quality, scope and planning of the audit; overall timeliness and usefulness of the communication from the external auditor, the independence of the external auditor; the composition of the audit team; the reasonableness of the fees and the value of the reporting of the external auditor. The result of the assessment was positive with some minor points of attention. In accordance with Article 27.1 of the Articles of Association of the Company and Article 11 of the By-laws of the Supervisory Board, it is proposed, following the recommendation of the Audit Committee, to re-appoint PricewaterhouseCoopers Accountants N.V. as the external auditor of the Company for the financial year 2016.

10.	Amendment to the Company’s Articles of Association (Voting item)

In accordance with Article 40.1 of the Company’s Articles of Association, the General Meeting is requested to resolve to partially amend the Company’s Articles of Association in accordance with the proposal to amendment the Company’s Articles of Association and the explanatory notes attached hereto (Annex 1).

The proposed amendment of the Company’s Articles of Association also includes the authorization of every member of the Management Board, the Company’s Secretary, and every civil-law notary and deputy civil-law notary at Allen & Overy LLP, Attorneys at Law, Civil-Law Notaries and Tax Consultants, in Amsterdam to have the notarial deed of amendment of the Company’s Articles of Association executed.

11.	Designation of the Supervisory Board as competent body to grant rights to subscribe for shares and to limit or exclude pre-emption rights in connection therewith under and in accordance with the Company’s Option Plan

The Option Plan was entered into on 8 June 2009 as last amended on 4 December 2014. On 22 December 2011, the Supervisory Board was designated as the competent body to grant rights to subscribe for ordinary shares and to limit or exclude pre-emption rights for a period of five years ending on 22 December 2016. The General Meeting is requested to extend the designation of the Supervisory Board as the competent body to grant rights to subscribe for ordinary shares (options and/or RSU’s) and to limited or exclude pre-emption rights in connection therewith, under and in accordance with the Option Plan (as amended and supplemented from time to time) for a term of five years.

As of the date of the convocation of the AGM, under the Option Plan 4,933,384 rights to subscribe for ordinary shares have been exercised, 4,935,946 rights to subscribe for ordinary shares are outstanding and 2,340,654 rights to subscribe for ordinary shares remain to be granted. The power of the Supervisory Board will be limited to the remaining 2,340,654 rights to subscribe for ordinary shares.

12.	Designation of the Management Board as competent body to issue shares (Voting item)

The General Meeting is requested to extend the designation of the Management Board as the competent body to issue ordinary shares and to grant rights to subscribe for ordinary shares for a term of 18 months. The power of the Management Board will be limited to a maximum of 10% of the total issued and outstanding ordinary share capital at the time of issuance plus a further 10% of the issued and outstanding ordinary share capital as per the time of issuance in case an issue occurs as part of a merger or acquisition. A resolution of the Management Board to issue shares or to grant rights to subscribe for shares is subject to the approval of the Supervisory Board.

13.	Designation of the Management Board as competent body to limit or exclude pre-emptive rights (voting item)

The General Meeting is requested to extend the designation of the Management Board as the competent body to limit or exclude pre-emptive rights of existing shareholders in respect of an issue of ordinary shares and a grant of rights to subscribe for ordinary shares for a term of 18 months. The power of the Management Board will be limited to a maximum of 10% of the total issued and outstanding ordinary share capital at the time of issuance plus a further 10% of the issued and outstanding ordinary share capital as per the time of issuance in case an issue occurs as part of a merger or acquisition. A resolution of the Management Board to limit or exclude pre-emptive rights is subject to the approval of the Supervisory Board.

14.	Authorization of the Management Board to repurchase shares (Voting item)

The General Meeting is requested to authorize the Management Board to resolve on the acquisition by the Company of its fully paid-up ordinary shares, for a maximum of 10% of the issued share capital through a purchase on the stock exchange or otherwise for a term of 18 months against a repurchase price between on the one hand, the nominal value of the ordinary shares concerned and, on the other hand, an amount of 110% of the highest price of the ordinary shares officially quoted on any of the official stock markets the Company is listed on any of 30 trading days preceding the date the repurchase is effected or proposed. A resolution of the Management Board to repurchase ordinary shares is subject to the approval of the Supervisory Board.

15.	Questions

16.	Close

ANNEX 1

PROPOSED AMENDMENT TO THE COMPANY’S ARTICLES OF ASSOCIATION

Include draft deed of proposed amendment to the Company’s Articles of Association and the explanatory notes thereto